Exhibit 3.1

MONSTER PRODUCTS, INC.

Bylaw Amendment Adopted Effective July 27, 2018

Article III, Section 1(a) of the Bylaws of Monster Products, Inc., is amended and restated in its entirety to read as follows:

“The number of the directors of the corporation shall not be less than 1 nor more than 9 unless and until otherwise determined by vote of a majority of the entire Board of Directors.”